EXHIBIT 21.1

Subsidiaries of the Registrant

State in Which Incorporated

Vermont Electric Power Company, Inc. (a)	Vermont

Vermont Transco LLC (a)	Vermont

Vermont Yankee Nuclear Power Corporation	Vermont

C.V. Realty, Inc. (b)	Vermont

Central Vermont Public Service Corporation - East Barnet Hydroelectric, Inc. (b)	Vermont

Catamount Resources Corporation (b) (c)	Vermont

(a)
Separate financial statements will be filed under Regulation S-X 3-09, which sets forth the requirement for filing separate financial statements of subsidiaries not consolidated.  The investments in Vermont Electric Power Company Inc. and Vermont Transco LLC meet certain 'significance' tests pursuant to Rule 3-09 of SEC Regulation S-X in 2009.

(b)	Included in consolidated financial statements

(c)	Catamount Resources Corporation has one wholly owned subsidiary operating in the United States.